Filed by BW LPG Limited

Pursuant to Rule 425 Under

The Securities Act of 1933 and

Pursuant to Rule 14a-12 Under

The Securities Exchange Act of 1934

Subject Company: Dorian LPG Ltd.

Commission File Number: 001-36437

On August 30, 2018, BW LPG Limited (“BW LPG”) held its Second Quarter of 2018 Financial Results Presentation (the “Earnings Call”). On the Earnings Call, among other topics, BW LPG provided an update on its proposed combination (the “Proposal”) with Dorian LPG Ltd. (“Dorian”) and its intention to nominate three independent, highly qualified individuals to stand for election to Dorian’s Board of Directors (the “Nominations”) at Dorian’s 2018 Annual Meeting of Shareholders (including any adjournment or postponement thereof and any meeting of Dorian’s shareholders that may be called in lieu thereof, the “Annual Meeting”). Below are transcribed excerpts of the discussions on the Earnings Call related to the Proposal and the Nominations.

Operator

Welcome to BW LPG's Second Quarter of 2018 Financial Results Presentation. You will be brought through the presentation by BW LPG's CEO, Martin Ackermann; and CFO, Elaine Ong. They will be pleased to address any questions after the presentation.

(Operator Instructions)

Certain statements in this conference call may constitute forward-looking statements based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG's actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. In addition, nothing in this conference call constitutes an offer to purchase or sell or a solicitation of an offer to purchase or sell any securities.

With that, I am now pleased to turn the call over to BW LPG's CEO, Martin Ackermann. Please go ahead, sir.

Martin Ackermann - BW LPG Limited – CEO

Thank you very much, Anna. Welcome to the presentation of BW LPG's results for the second quarter of 2018., the financial period ending 30th of June. I am as always joined by our CFO, Elaine Ong. We appreciate your interest and we will take questions at the end of the call. Before we get into the discussion of the company's financials, and operational results, I want to briefly address where we stand regarding our proposed combination with Dorian LPG. On July 9, we increased our all stock proposal, the revised proposal represents a value of $8.73 per share of Dorian LPG common stock based on our closing share price on 29th August, yesterday, of NOK 34.37. The Dorian LPG Board has not yet formally responded to this increased proposal we submitted more than eight weeks ago. We continue to believe that the proposed combination of BW LPG and Dorian LPG is a unique opportunity to maximize value for all shareholders and would deliver compelling benefits to the stakeholders of both companies.

Together, the company -- the combined company would have a largest fleet with better geographical coverage, improved utilization, scheduling and positioning. It would also have a significantly strengthened credit profile, which would provide greater financial flexibility to invest for the future and realize substantial financial and operational synergies. We believe the power of this combination would directly benefit customers, as we advance our vision as a premier shipping company. We have strong support from Dorian LPG shareholders for the proposed combination, and we look forward to a response from the Dorian LPG Board and them showing a willingness to constructively engage with us in the weeks ahead to discuss the merits of the combination.

As such, we announced our intent to nominate three independent, highly-qualified candidates to stand for election to the Dorian LPG Board, each of whom is committed to objectively evaluating all of Dorian LPG's strategic options and value creation opportunities. And we have filed a preliminary proxy statement with the SEC given our intention to solicit proxies to elect directors at Dorian LPG's 2018 Annual General Meeting. The purpose of today's call is to discuss our quarterly earnings. As such, we will not be able to comment any further on the proposed combination with Dorian LPG.

[. . .]

If you now turn to Slide 4, we review the highlights of the second quarter. […] On 29th May, BW LPG had proposed to combine with Dorian LPG. Subsequently, on 9th of July, we increased the exchange ratio from 2.05 to 2.12 and announced our intention to nominate directors to stand for elections at Dorian's forthcoming Annual General Meeting.

[. . .]

Thank you, Elaine. So if you please turn to Slide 15, I will summarize our earnings presentation. […] We proposed to combine with Dorian LPG in an all stock transaction at an exchange ratio of 2.05 and later 2.12. On 19th of July, we filed a preliminary proxy statement with the SEC relating to our proposal to nominate three independent directors at Dorian LPG's Annual General Meeting.

[. . .]

Cautionary Statement Regarding Forward-Looking Statements

This transcript excerpt includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements relating to the solicitation of proxies of Dorian’s shareholders in connection with the nomination of Baudoin Lorans, Ouma Sananikone and Jeffrey Schwarz and regarding BW LPG’s proposed business combination transaction with Dorian (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in this transcript excerpt concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in this transcript excerpt are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This transcript excerpt is provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. In connection with the solicitation of proxies for the “Annual Meeting, BW LPG has filed a preliminary proxy statement on Schedule 14A (the “BW LPG Preliminary Proxy Statement”) and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”). Subject to future developments, BW LPG intends to file a definitive proxy statement on Schedule 14A (the “BW LPG Definitive Proxy Statement”) and may file a registration statement and/or exchange offer documents with the SEC in connection with a possible business combination transaction with Dorian. Investors and security holders of BW LPG and Dorian are urged to read the BW LPG Preliminary Proxy Statement, the BW LPG Definitive Proxy Statement and any registration statement(s), exchange offer document(s), and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the Annual Meeting and/or any proposed transaction. When completed, the BW LPG Definitive Proxy Statement and accompanying WHITE proxy card will be mailed to shareholders of Dorian. Investors and security holders are able to obtain copies of the BW LPG Preliminary Proxy Statement and will be able to obtain copies of the BW LPG Definitive Proxy Statement (if and when available), without charge, at the SEC’s website, http://www.sec.gov.

Participants in Solicitation

BW Group Limited, BW Euroholdings Limited, BW LPG and certain of their respective directors and executive officers and the individuals nominated by BW LPG for election to Dorian’s Board of Directors may be deemed to be participants in any solicitation of proxies from Dorian’s shareholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, are available in the BW LPG Preliminary Proxy Statement. You can obtain free copies of the BW LPG Preliminary Proxy Statement from BW LPG’s investor relations department or MacKenzie Partners, Inc., BW LPG’s proxy solicitor.